Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F (“Annual Report”) for the year ended December 31, 2015 of Wi-LAN Inc. of our report dated February 8, 2016, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-179407) of Wi-LAN Inc. of our report dated February 8, 2016 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario

February 8, 2016